UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2022 (Report No. 3)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Execution of Sales Agreement

On November 25, 2022, Safe-T Group Ltd., or the Registrant, entered into an ATM Sales Agreement, or the Sales Agreement, with ThinkEquity LLC, or the Sales Agent, pursuant to which the Registrant may offer and sell, from time to time, through the Sales Agent, American Depositary Shares, or ADSs, each ADS representing ten ordinary shares. The ADSs will be offered and sold pursuant to the Registrant’s shelf Registration Statement on Form F-3 (File No. 333-253983), which became effective on March 15, 2021, and the prospectus supplement relating to the Sales Agreement, dated November 25, 2022.

The Registrant is not obligated to sell any ADSs under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with their normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell ADSs from time to time based upon the Registrant’s instructions, including any price, time or size limits specified by the Registrant. Upon delivery of a placement notice to the Sales Agent, and subject to the Registrant’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Sales Agent’s obligations to sell ADSs under the Sales Agreement is subject to satisfaction of certain conditions, and other customary closing conditions. The Registrant will pay the Sales Agent a commission of 3.0% of the aggregate gross proceeds from each sale of ADSs and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Registrant has also agreed to reimburse the Sales Agent for certain specified expenses. The Sales Agreement contains customary representations, warranties and agreements by the Registrant, other obligations of the parties and termination provisions.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K, or Report, and is incorporated herein by reference.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the opinion of Sullivan & Worcester LLP (Har-Even & Co.) relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs that may be sold pursuant to the Sales Agreement is attached as Exhibit 5.1 hereto.

Amended and Restated Articles of Association

Attached hereto as Exhibit 1.1 is the Registrant’s Amended and Restated Articles of Association, which reflects the approval of Proposal No. 10 in the Annual and Extraordinary General Meeting of Shareholders held on September 19, 2021, which reduced the authorized share capital of the Registrant from 3,000,000,000 ordinary shares, no par value, to 75,000,000 ordinary shares, no par value.

This Report is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Safe-T Group Ltd. (dated as of September 19, 2021).

5.1	Opinion of Sullivan & Worcester LLP (Har-Even & Co.), Israeli counsel to the Registrant.

10.1	ATM Sales Agreement by and between Safe-T Group Ltd. and ThinkEquity LLC, dated November 25, 2022.

23.1	Consent of Sullivan & Worcester LLP (Har-Even & Co.) (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

Date: November 25, 2022	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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